UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUGHES SUPPLY, INC.

ONE HUGHES WAY

ORLANDO, FLORIDA 32805

Hughes Supply, Inc.

Cash or Deferred Profit

Sharing Plan and Trust

Financial Statements and Supplemental Schedules

January 31, 2005 and 2004

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Index

January 31, 2005 and 2004

Page(s)
Report of Independent Registered Certified Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedules*

Schedule H, Line 4i, Schedules of Assets (Held at End of Year)	12-13

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

PricewaterhouseCoopers LLP Suite 2400 390 N. Orange Ave. Orlando FL 32801-9865 Telephone (407) 236 0550 Facsimile (407) 236 5149

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the “Plan”) at January 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended January 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at January 31, 2005 and 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

July 29, 2005

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

January 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (Note 3)	$163,166,395	$126,070,313

Cash and cash equivalents	19,465	11,119

Total assets	163,185,860	126,081,432

Liabilities
Excess participant contributions	243,111	198,820

Total liabilities	243,111	198,820

Net assets available for benefits	$162,942,749	$125,882,612

The accompanying notes are an integral part of these financial statements.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended January 31, 2005 and 2004

	2005	2004
Additions to net assets
Investment income
Net appreciation in fair value of investments	$10,205,797	$27,968,914
Interest and dividends	2,881,380	2,113,202

	13,087,177	30,082,116

Employer contributions	5,223,416	4,680,235
Employee contributions	15,042,744	12,169,791
Employee rollover contributions	1,699,509	770,736

Total additions	35,052,846	47,702,878

Deductions from net assets
Benefits paid to participants or beneficiaries	11,264,801	8,604,166

Total deductions	11,264,801	8,604,166

Net increase before transfer	23,788,045	39,098,712
Asset transfers into plan (Note 1)	13,272,092	2,696,174

Net increase after transfer	37,060,137	41,794,886

Net assets available for benefits
Beginning of year	125,882,612	84,087,726
End of year	$162,942,749	$125,882,612

The accompanying notes are an integral part of these financial statements.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

1.	Description of the Plan

The following description of the Hughes Supply, Inc. Cash or Deferred Profit Sharing Plan and Trust (the “Plan”) provides only general information regarding the Plan’s provisions in effect at January 31, 2005. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, including alternative provisions affecting only certain participants as a result of Plan amendments.

The Plan’s investments are held, invested and administered by Mercer Human Resource Services (the “Trustee”) pursuant to a trust agreement dated February 1, 2001.

General

The Plan is a voluntary defined contribution plan established to provide retirement benefits to eligible employees of Hughes Supply, Inc. (the “Company” or the “Plan sponsor”) including its subsidiaries, who have attained the age of 21 and completed 90 days of service. Leased employees and nonresident aliens with no United States income are not eligible to participate in the Plan. Also, unless the Board of Directors provides otherwise, union employees covered under a collective bargaining agreement are not eligible to participate in the Plan unless such collective bargaining agreement specifies eligibility. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (“ERISA”).

Mergers and Related Amendments

Effective January 1, 2005, the employees of Electrical Laboratories & Sales Corporation (now known as Hughes Utilities, Ltd.) (“ELASCO”) and the International Brotherhood of Electrical Workers (the “Union”) agreed to modify their collective bargaining agreement to provide Plan benefits to Union employees on the same basis as all other employees of the Company; with matching contributions to begin as soon as administratively possible. As a result, the vesting periods and matching contributions for the ELASCO employees were changed in accordance with the Plan. Matching contributions under the Plan began in March 2005.

Effective July 1, 2004, net assets of $13,272,092 for the Century Maintenance Supply, Inc. 401(k) Plan were merged with and into the net assets of the Plan.

On May 1, 2003, net assets of $2,431,000 and $265,174 for the Electric Laboratories and Sales Corp. Profit Sharing Non-Union Plan and the Electric Laboratories and Sales Corporation Profit Sharing Union Plan, respectively, were merged with and into the net assets of the Plan.

As of April 1, 2003, the employees of ELASCO who are covered under a collective bargaining agreement have been designated as eligible to participate in the Plan. Prior to the subsequent modification of their collective bargaining agreement, made effective January 1, 2005, those employees who attained the age of 21 and were credited with one year of service were eligible to participate in the Plan.

Assets of the Plan are held and invested according to participant direction, except for those described in Note 4, by the Trustee.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

Limited Partnerships

The Plan’s investments with Limited Partnerships include real estate maintained in the Schrimsher Land Funds (Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and Schrimsher Land Fund VIII, Ltd.).

Contributions

Each year, participants may contribute from 2% to 95% of their pre-tax annual compensation and may change this contribution percentage prior to any pay period interval throughout the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Contributions of non-periodic deferrals, such as bonuses, may also be made, subject to limitations of the Plan. Participants direct their contributions into various investment options offered by the Plan. Total participant contributions are subject to limitations imposed by the Internal Revenue Code.

After one year of continuous service, the Company matches 50% of the participant’s contributions up to 6%. Additional amounts may be contributed by the Company at the discretion of the Company’s Board of Directors in the form of a matching or profit sharing contribution. No additional amounts have been contributed during the Plan years ended January 31, 2005 and 2004.

Participant Accounts

Each participant account is credited with the participant’s contributions, a pro rata share of the Plan’s investment income or loss, and any employer contributions. The Plan’s investment income or loss is allocated based on the participant’s account balance relating to the participant’s selected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contribution accounts to the Plan plus actual earnings thereon. If an employee’s date of hire was on or before August 1, 2000, the Company’s matching contributions and earnings (losses) thereon are one hundred percent (100%) vested. For employees with a hire date after August 1, 2000, the Company’s matching contributions and earnings (losses) thereon become vested according to the following vesting schedule:

Years of Service	Vested Percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5 or more years	100%

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

Company discretionary contributions and earnings (or losses) thereon become vested according to the following schedule:

Years of Service	Vested Percentage
Less than 3 years	0%
3	20%
4	40%
5	60%
6	80%
7 or more years	100%

Prior to the modification of the ELASCO employee’s collective bargaining agreement, the Company’s discretionary contributions and earnings thereon for employees of ELASCO vested according to the following schedule:

Period of Service	Vested Percentage
Less than 2 years	0%
2	20%
3	40%
4	60%
5	80%
6	100%

In addition, participants may become fully vested in the Company’s contribution portion of their account balance upon: (1) attaining normal retirement age; (2) death; (3) disability; or (4) termination of the Plan.

Payment of Benefits

The Plan provides for benefit distributions (either as an annuity, installment or lump sum) to Plan participants or the beneficiaries of their vested account balance upon termination of employment, disability or attainment of age 59 1/2. If the value of a vested account is not greater than $5,000 prior to inclusion of rollover or direct transfer contributions when employment is terminated, the benefit will automatically be distributed to the participant following the date of termination.

Distributions from the Plan are made in accordance with the Internal Revenue Code.

Hardship Withdrawals

Participants are able to withdraw all or part of their vested account including savings contributions (but none of the income earned on such contributions) if they have a financial hardship. Hardship withdrawals are permitted at the discretion of the Plan committee. Once a hardship withdrawal is granted, a participant may not make savings contributions for a period of six months.

Loans

Loans are not permitted in the Plan unless they are transferred in conjunction with the merger of assets of another plan.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

Investment Options

A participant may direct contributions in any of several investment options offered by the Plan. The Plan currently offers as investment options twelve mutual funds, two common trust funds and common stock of Hughes Supply, Inc.

Forfeitures

Forfeitures of nonvested accounts of terminated participants serve to (1) fund any Company contributions which were not previously made due to a mistake of fact on the part of the Company; (2) fund employer contributions; or (3) restore the accounts of participants who are reemployed within six months.

Forfeited nonvested accounts at January 31, 2005 and 2004 were approximately $149,000 and $101,700, respectively.

Special Stock Provisions

If participants self-direct a portion of their account balance into the Hughes Common Stock Fund, the following special rules apply.

•	If the Company declares a cash dividend on the Hughes Supply, Inc. common stock, the Committee may direct that the cash dividend be paid directly to the participant (outside the Plan), paid to the Plan and then distributed to the participant (outside the plan), or upon the participant’s election, paid to the participant (outside the Plan), paid into the participant’s Plan account or reinvested in additional Company common stock.

•	Participants will be permitted to vote shares of any common stock held in their Plan account.

•	Participants may demand that when they take a distribution from their account, that the portion of their account invested in Company common stock be distributed to them in the form of Company common stock.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All share amounts of the Company’s common stock set forth in this report have been adjusted for a two-for-one stock split, which occurred on September 22, 2004.

Plan Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded as of the trade date. Interest income is accrued as earned, and dividend income is recorded as of the ex-dividend date. The Plan’s investments in limited partnerships are valued based upon the fair market value of the underlying assets held by the limited partnerships. The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

Participant loans are valued at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets, liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term would materially affect participant account balances, and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan is exposed to credit loss in the event of nonperformance by the investment managers of the funds; however, the Plan does not anticipate nonperformance by the investment managers.

3.	Investments

The following table presents the fair value of investments at January 31, 2005 and 2004:

	2005	2004
Investments, at fair value
Mutual funds	$116,486,614	$91,075,663
Hughes Supply, Inc. common stock	23,231,930	16,310,871
Common collective trusts	22,913,084	18,277,146
Limited partnerships	251,200	318,000
Participant loans	283,567	88,633

Total	$163,166,395	$126,070,313

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments, including gains and losses of investments bought and sold, as well as held during the year, appreciated (depreciated) in value, as follows:

	2005	2004
Mutual funds	$6,158,366	$18,523,433
Common collective trusts	342,408	873,251
Hughes Supply, Inc. common stock	3,771,823	8,600,230
Limited partnerships	(66,800)	(28,000)

Total	$10,205,797	$27,968,914

The following individual investments represent 5% or more of the net assets available for Plan benefits at January 31, 2005 and 2004:

	2005		2004
Hughes Supply, Inc. common stock	$23,231,930		$16,310,871
Montag & Caldwell Growth Fund	20,044,118		987,596	(1)
Putnam Stable Value Fund	17,490,274		14,397,082
Putnam Equity Income Fund	14,772,388		—
Putnam Asset Allocation Growth Fund	14,134,804		12,487,364
Van Kampen Aggressive Growth Fund	12,722,990		11,218,854
Putnam Asset Allocation Balanced Fund	11,156,797		8,706,272
PIMCO Total Return Fund	10,785,913		9,451,841
UAM ICM Small Company Fund	8,279,030		6,031,980	(1)
The Putnam Fund for Growth and Income	—	(2)	13,527,953
Putnam Growth Opportunities Fund	—	(2)	14,160,042

(1)	2004 amount is presented for comparative purposes
(2)	2005 amount is presented for comparative purposes

Investment earnings are automatically reinvested into the fund from which they were derived.

Each participant files an election designating the proportion in which contributions on his or her behalf are allocated between the funds. Participants may change their election or transfer monies between certain funds at any time.

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
Net assets
Investments
Limited partnerships	$251,200	$318,000

Net assets	$251,200	$318,000

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

	Year Ended January 31,
	2005	2004
Changes in net assets
Net change in fair value of investments	$(66,800)	$(28,000)

Net decrease	$(66,800)	$(28,000)

5.	Tax Determination

The Internal Revenue Service has determined and informed the Company by a letter dated November 17, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Amendment or Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to amend or terminate the Plan at any time subject to the terms of the Plan agreement. If the Plan is terminated, the interest of the participants would become fully vested and nonforfeitable.

7.	Party-in-Interest Transactions

Certain Plan investments include shares of Company common stock, mutual funds and common trust funds managed by the Trustee. The Plan purchased approximately 524,000 and 208,000 shares of the Company’s common stock during the years ended January 31, 2005 and 2004, respectively, and sold approximately 89,000 and 224,000 shares of the Company’s common stock during the years ended January 31, 2005 and 2004, respectively. Fees for the services rendered by parties-in-interest were based on customary rates for such services, and were paid by Hughes, the Plan sponsor. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption exists. The Trustee is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing management services. However, such transactions are exempt under Section 408(b)(8) and are not prohibited by ERISA.

8.	Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments. Approximately 14% and 13% of the net assets available for benefits were held in Company stock at January 31, 2005 and 2004, respectively. These assets are exposed to market risk from changes in the market value of such shares.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Notes to Financial Statements

January 31, 2005 and 2004

9.	Registrations of Filing Shares and Filing Requirements

On June 29, 1998 and August 25, 2004, the Plan sponsor filed registration statements on Form S-8 to register 500,000 and 4,000,000 shares, respectively, of the Plan sponsor’s common stock to be acquired by Plan participants pursuant to the Plan and the interests of those participants in the Plan. Subsequent to filing the June 29, 1998 registration statement and prior to the August 13, 2004 filing of the annual report on Form 11-K covering Plan years ended January 31, 2004 and 2003, the Plan did not file annual reports on Form 11-K. In addition, Plan participants acquired in excess of 500,000 shares of common stock of the Plan sponsor pursuant to the Plan prior to August 25, 2004. Consequently, prior to August 25, 2004, the acquisition by the Plan’s Trustee for the benefit and at the direction of plan participants of shares of common stock of the Plan sponsor, as well as the interests of participants in the Plan, may not have been registered in compliance with applicable securities laws.

The Plan sponsor may be subject to claims for rescission of acquisitions of shares of the Plan sponsor’s common stock prior to August 25, 2004 under applicable securities laws during the one year following the date of acquisition of the shares, the statute of limitations period that the Plan sponsor believes may apply to claims for rescission under applicable federal laws. Accordingly, the Plan sponsor estimates that approximately 22,733 shares of its common stock may have been transferred to

401(k) plan participants between July 29, 2004 and August 25, 2004 and, if subject to rescission, would have an aggregate repurchase price of approximately $679,000, plus interest. The Plan sponsor may also face fines and other penalties for its violation of applicable securities laws and could be subject to claims for rescission for acquisitions prior to the one-year statute of limitations period.

10.	Subsequent Events

Effective February 1, 2005, net assets of $2,747,664 and $9,887,752 for the Standard Wholesale Supply Company 401(k) Plan and the Todd Pipe & Supply, Inc. 401(k) Profit Sharing Plan, respectively, were merged into the net assets of the Plan.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment (including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Hughes Supply, Inc. common stock	Common stock	N/A	$23,231,930
	Montag & Caldwell Growth Fund	Mutual fund	N/A	20,044,118
	Putnam Equity Income Fund	Mutual fund	N/A	14,772,388
	Putnam Asset Allocation Growth Fund	Mutual fund	N/A	14,134,804
	Van Kampen Aggressive Growth Fund	Mutual fund	N/A	12,722,990
	Putnam Asset Allocation Balanced Fund	Mutual fund	N/A	11,156,797
	PIMCO Total Return Fund	Mutual fund	N/A	10,785,913
	UAM ICM Small Company Fund	Mutual fund	N/A	8,279,030
	American EuroPacific Growth Fund	Mutual fund	N/A	7,067,156
	Dodge & Cox Stock Fund	Mutual fund	N/A	6,086,791
	Templeton Developing Markets Trust	Mutual fund	N/A	4,488,931
	Putnam International Growth Fund	Mutual fund	N/A	3,585,904
	Putnam Asset Allocation Conservative Fund	Mutual fund	N/A	3,361,792
	The Putnam Fund for Growth and Income	Mutual fund	N/A	—
	Putnam Growth Opportunities Fund	Mutual fund	N/A	—
	Putnam Stable Value Fund	Common/collective trust	N/A	17,490,274
	Putnam S & P 500 Index Fund	Common/collective trust	N/A	5,422,810
	Real Estate Investment	Real estate**	$500,000	251,200
*	Participants	Participant loans maturing from 11/04 to 5/18, at 5% to 11% interest rate	N/A	283,567

				$163,166,395

*	A party-in-interest
**	Includes the following limited partnerships: Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and the Schrimsher Land Fund VIII, Ltd.

Note: Cost information not required as per Special Rules for certain participant-directed transactions.

Hughes Supply, Inc.

Cash or Deferred Profit Sharing Plan and Trust

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment (including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American EuroPacific Growth Fund	Mutual fund	N/A	$3,094,126
	Dodge & Cox Stock Fund	Mutual fund	N/A	2,399,495
*	Hughes Supply, Inc. common stock	Common stock	N/A	16,310,871
	Montag & Caldwell Growth Fund	Mutual fund	N/A	987,596
	PIMCO Total Return Fund	Mutual fund	N/A	9,451,841
	Putnam Asset Allocation Balanced Fund	Mutual fund	N/A	8,706,272
	Putnam Asset Allocation Conservative Fund	Mutual fund	N/A	2,570,083
	Putnam Asset Allocation Growth Fund	Mutual fund	N/A	12,487,364
	The Putnam Fund for Growth and Income	Mutual fund	N/A	13,527,953
	Putnam Growth Opportunities Fund	Mutual fund	N/A	14,160,042
	Putnam International Growth Fund	Mutual fund	N/A	3,124,119
	Putnam S & P 500 Index Fund	Common/collective trust	N/A	3,880,064
	Putnam Stable Value Fund	Common/collective trust	N/A	14,397,082
	Templeton Developing Markets Trust	Mutual fund	N/A	3,315,938
	UAM ICM Small Company Fund	Mutual fund	N/A	6,031,980
	Van Kampen Aggressive Growth Fund	Mutual fund	N/A	11,218,854
	Real Estate Investment	Real estate**	$500,000	318,000
*	Participants	Participant loans maturing from 6/03 to 5/18, at 5% to 10.5% interest rate	N/A	88,633

				$126,070,313

*	A party-in-interest
**	Includes the following limited partnerships: Schrimsher Land Fund III, Ltd.; Schrimsher Land Fund V, Ltd.; Schrimsher Land Fund VI, Ltd.; and the Schrimsher Land Fund VIII, Ltd.

Note: Cost information not required as per Special Rules for certain participant-directed transactions.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HUGHES SUPPLY, INC. CASH OR DEFERRED PROFIT SHARING PLAN AND TRUST

By:	/s/ David Bearman
David Bearman
Executive Vice President and Chief Financial Officer of Hughes Supply, Inc.,
Plan Administrator
(Principal Financial Officer and Principal Accounting Officer)

Date: July 29, 2005